# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: American Strategic Investment Co., CIK 0001595527
CUSIP: 649439304
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 222 Bellevue Avenue, Newport, Rhode Island (RI), 02840
Date of event which requires filing of this statement: 07/07/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001490448

## Reporting persons
- Edward M. Weil, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 109; shared voting power 0; sole dispositive power 300,109; shared dispositive power 0; aggregate amount beneficially owned 300,109 (9.49% of the class)
  Comment: (1) Does not include 300,000 shares of Class A Common Stock subject to a voting agreement, pursuant to which Mr. Weil granted an irrevocable proxy to Bellevue Capital Partners, LLC ("Bellevue") to vote such shares in Bellevue's sole discretion. As such, Mr. Weil does not have voting control over these shares, but Mr. Weil retains full dispositive power over such shares.
  
  (2) See Item 4.

## Item 1. Issuer
Name of issuer: American Strategic Investment Co.
Address of issuer's principal executive offices: 222 Bellevue Avenue, Newport, Rhode Island 02840.

## Item 2. Person Filing
Name of person filing: Edward M. Weil, Jr.
Address of principal business office or, if none, residence: 650 Fifth Avenue, 30th Floor, New York, New York 10019
Citizenship: Mr. Weil is a citizen of the United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 300,109
Percent of class: 9.49% (1)
Sole power to vote or to direct the vote: 109 (2)
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 300,109
Shared power to dispose or to direct the disposition:
0

(1) Calculated on the basis of 3,163,632 shares of Class A Common Stock outstanding as of July 8, 2026.

(2) Does not include 300,000 shares of Class A Common Stock subject to a voting agreement, pursuant to which Mr. Weil granted an irrevocable proxy to Bellevue Capital Partners, LLC ("Bellevue") to vote such shares in Bellevue's sole discretion. As such, Mr. Weil does not have voting control over these shares, but Mr. Weil retains full dispositive power over such shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Edward M. Weil, Jr.: /s/ Edward M. Weil, Jr., Edward M. Weil, Jr. (07/14/2026)